Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Intrawest Resorts Holdings, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-193672) on Form S-8 of Intrawest Resorts Holdings, Inc. of our report dated September 23, 2014, with respect to the consolidated balance sheets of Intrawest Resorts Holdings, Inc. as of June 30, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows, for each of the years in the three-year period ended June 30, 2014, and the related financial statement Schedule II-Valuation and Qualifying Accounts and Reserves, which report appears in the June 30, 2014 annual report on Form 10-K of Intrawest Resorts Holdings, Inc.

/s/ KPMG LLP

Denver, Colorado

September 23, 2014